VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH
CHICAGO, I
312-609-750
FACSIMILE:


06010467

OFFICES IN CHICAGO, NEW YORK CITY, AND ROSELAND, NEW JERSEY

JOHN S. MARTEN
312-609-7753
jmarten@vedderprice.com

January 23, 2006

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Sincerely,


PROCESSED
JAN 25 2006
THOMSON
FINANCIAL

John S. Marten



JSM/ect
Enclosures
cc: Kristin Rice
Mark L. Winget, Esq.

CHICAGO/#1385554.8

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Return of Allotment of Shares dated December 7, 2005
- Return of Allotment of Shares dated December 28, 2005
- Update of Number of Securities Quoted on ASX dated December 5, 2005
- Sale of Towry Law UK dated December 21, 2005

File No. 82-34758


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88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	07	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	11,502		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£416.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name THE PUBLIC	Class of shares allotted £0.10 Ordinary	Number allotted 11,502
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ____________ **Date** ________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange


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File No. 82-34758

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	28,255		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.75		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 28,255
Address: Greenwood Nominees Limited, 20 Moorgate, London		
UK postcode: EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ **Date** ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange


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Henderson Group plc

Update of number of securities quoted on ASX

5 December 2005

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers to the CDI register during November 2005.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	681,901,892 At 31October 2005 11,006,053 Net transfers 692,907,945 At 30 November 2005
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during November 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
692,907,945	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,154,415,023	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 December 2005...........
(~~Director~~/Company secretary)

Print name: Sonia Whiteside

== == == == ==

+ See chapter 19 for defined terms.


Henderson Group plc

Sale of Towry Law UK

21 December 2005

Henderson Group today announces that it has entered into an agreement to sell Towry Law UK (Towry Law) to JS&P Holdings Limited (JS&P), subject to UK regulatory approval. Towry Law is a standalone independent financial adviser and general insurance broker. Henderson Group will retain Towry Law International, which is no longer actively trading.

On completion of the sale (anticipated in March 2006) Henderson Group will receive £37m in cash. At 30 June 2005, Towry Law was held at £25.2m in the Henderson Group accounts, comprising goodwill of £21.5m and net tangible assets of £3.7m. In the first half of 2005, Towry Law recorded a profit before tax of £1.6m.

Part of the sale proceeds will be contributed to the Henderson Group Defined Benefit Pension Scheme, which will retain the defined benefit pension liabilities of the past and present Towry Law employees accrued to the date of completion. The balance of the proceeds will be added to the net liquid resources of Henderson Group. An update on Henderson Group capital will be provided to the market on 28 February 2006, when the Group announces its full-year 2005 results.

Towry Law operated as a standalone business in Henderson Group and its contribution to Group profits was not material. This sale will have no material impact on the continuing operations of Henderson Group.

All Towry Law staff, apart from John Simmonds (Managing Director of Towry Law), will transfer with the business on completion of the sale.

Commenting on the sale, Henderson Group Chief Executive, Roger Yates, said: 'Having succeeded in developing Towry Law into an effective standalone business, we evaluated a number of options together with the management team of Towry Law. Our conclusion is that Towry Law will be better supported by a parent with a greater strategic interest in developing the business further. Towry Law management have done an excellent job of returning the business to profit in a relatively short space of time.'

JS&P Executive Chairman, Andrew Fisher, said: 'The combined strength of Towry Law and JS&P will create a significant and powerful force in the professional financial services advice sector. We are very excited about the transaction and the prospects for the larger group.'

Mr Yates added: 'We stated at the time of listing in December 2003 that the strategic focus of Henderson Group would be the development of Henderson Global Investors as a leading international investment management business. This sale delivers value to Henderson Group shareholders and will allow us to become, once again, a pure independent fund manager.'

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Outlook for the full year 2005

We have made steady progress in Henderson Global Investors (Henderson) in the second half of 2005. Henderson continues to benefit from the sale of higher margin products, which is expected to offset revenue lost from lower total assets under management during 2005, and it remains on track to achieve an annualised cost-to-income ratio target of 75% in the short-term.

As we have indicated previously, total assets under management for Henderson are expected to be slightly lower at 31 December 2005 compared to 30 June 2005, due to expected client outflows associated with the run-off of Pearl Group funds and Henderson's institutional business.

Corporate costs are anticipated to be lower in the second half compared to the first half of 2005, as a result of lower shareholder servicing and staff costs. In addition, due to higher returns on corporate cash, Corporate is expected to approximately breakeven for the year.

In summary, Henderson Group is performing in line with the Board's expectations and is currently on track to meet its published targets for the full year 2005.

Notes to editors

Information on Towry Law

Towry Law comprises an independent financial advisory business and insurance broking business, offering products and services to individuals and corporate clients in the UK. It has continued to show a steady improvement in performance throughout 2004 and 2005, recording a £1.6m profit in the first half of 2005 compared with a £0.1m loss in the first half of 2004.

Information on Towry Law International

In May 2004 Henderson Group announced the closure of the operations of Towry Law International to new business. Towry Law International (including Towry Law (Asia) HK Limited, which will remain a subsidiary of Henderson Group) continues to work with the Hong Kong Securities and Futures Commission and other relevant regulators to ensure that all legacy product issues are dealt with appropriately.

Information on JS&P

JS&P is a privately owned wealth manager offering independent financial advice, investment management and employee benefits consulting to clients on a national basis. It was established in 1964 and acquired in 2003 by private equity funds managed by Palamon Capital Partners, LP, a firm investing across Europe. JS&P is based in Marlow UK, with offices in the City of London, Bristol, Edinburgh, Glasgow and Aberdeen.

Further information

www.hendersongroupplc.com or

Investor enquiries
Mav Wynn
Henderson Group plc
Head of Investor Relations
+44 (0)20 7818 5135
investor.relations@henderson.com

Henderson Group media enquiries
United Kingdom – Finsbury
Andrew Mitchell
+44 (0)20 7251 3801
Australia - Cannings
Graham Canning
+61 2 9252 0622

Other media enquiries
Fiona Cornes
Towry Law UK
Public Relations Director
+44 (0)7769 880 704
Fiona.Cornes@TowryLaw.com

Andrew Fisher
JS&P Holdings Limited
Executive Chairman
+44 (0)7736 908 764
andrew.fisher@jsandp.com

Miles Cresswell-Turner
Palamon Capital Partners
Partner
+44 20 7851-9900
cresswellturner@palamon.com,

Fenchurch Advisory Partners Limited (Fenchurch)

Fenchurch is acting as sole financial adviser to Henderson Group in relation to the transaction.